Pimco Corporate Opportunity Fund

Annual Shareholder Meetings Results

The Fund held its annual meeting of shareholders on March 1, 2005. Common and Preferred shareholders voted to reelect R. Peter Sullivan III as a Class II Trustee to serve until 2008 and David C. Flatum as a Class III Trustee to serve until 2006. Prefferred Shareholders voted to reelect John J. Dalessandro II as a Class II Trustee to serve until 2008. The results are as follows:

                                                              Withheld
                                          Affirmative        Authority

Reelection of David C. Flattum            54,560,513          367,434
Reelection of R. Peter Sullivan III       54,578,489          349,458
Reelection of John J. Dalessandro             11,365              159


Paul Belica, Robert E Connor, and Hans W. Kertess* continue to serve as Trustees of the Funds.


*   Preferred Shares Trustee